

April 25, 2012

Via E-mail
Mr. James F. McCann
Chief Executive Officer
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, New York 11514

>   **Re:** **1-800-FLOWERS.COM, Inc.**
>   **Form 10-K for Fiscal Year Ended July 3, 2011**
>   **Filed September 16, 2011**
>   **File No. 000-26841**

Dear Mr. McCann:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

   Sincerely,

   /s/ Jennifer Thompson

   Jennifer Thompson
   Accounting Branch Chief